

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Mr. Vincent J. Milano
President and Chief Executive Officer
ViroPharma Inc.
730 Stockton Drive
Exton, PA 19341

> **Re:** **ViroPharma Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-21699**

Dear Mr. Milano:

We have reviewed the above referenced filings and have the following comments.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Product Pipeline, page 4
CDI Program, page 4

1. You disclose on page 5 that in February 2006 you entered into a licensing agreement with Dr. Dale Gerding for the rights to develop a product for the treatment and prevention of CDI. Please provide us proposed disclosure to be included in an amendment to your Form 10-K for the year ended December 31, 2009 to disclose the following information:

   - The range of royalty rates (for example, "low-single-digits," "high-single-digits," etc.);
   - The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and
   - Duration and termination provisions.

Schedule 14A

Compensation Discussion and Analysis
Elements of Compensation, page 25
Variable Cash Bonus, page 26

2. Based upon your disclosure on pages 25 and 28, it appears that the bonus determinations were based, in part, upon individual objectives achieved by each NEO, other than Mr. Milano. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers' annual performance-based bonus. Please provide us proposed disclosure to be included in an amendment to your Form 10-K for the year ended December 31, 2009 to provide the following:

- The individual objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.
- The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
- The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them.
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin, Staff Attorney at (202) 551-3239 with questions on any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jeffrey P. Riedler
Assistant Director